EXHIBIT Q

                               PRESS RELEASE

17 June 2002

EXIT OFFER BY INVENSYS HOLDINGS LTD ON BAAN
COMPANY N.V. IN LIQUIDATIE

Today Invensys Holdings Ltd. announced that it will make an exit offer on all outstanding shares in Baan Company NV in liquidatie at an offer price of Euro 2.85 per share. The offering period commences on 19 June and will expire on (and including) 19 July 2002, close of Euronext Stock Exchange, unless extended.

Shareholders who wish to sell their Baan shares can offer their shares during the offering period, via the Seatholders Euronext Amsterdam through which they hold their shares, to ABN AMRO Bank N.V., Amsterdam, in which case Invensys will be required to purchase those shares for a sum of
(euro)2.85 per share. The Seatholders Euronext Amsterdam are requested to offer and deliver the shares to the Necigef account number 009 ISS2, stating "in favour of account 41.46.27.334". In principle, payment of the offered price of (euro)2.85 per share will take place on the third Euronext business day after the delivery to ABN AMRO Bank N.V. has taken place. The Seatholders Euronext Amsterdam will receive a commission of (euro) 0.0034 per tendered and delivered share (with a maximum of (euro)10,000 per depot) being paid by Invensys. In principle, the exit bid will therefore be free of brokerage commission for the Baan shareholders who have accepted the exit bid.

The Authority Financial Markets has granted an exemption from certain requirements under the 1995 Securities Transactions Supervision Act. The full text of the exemption as well as the advertisement and all further relevant information are available at www.baancompanynv.com. Please contact Duncan Bonfield at Invensys Plc., London, phone +44 207 834 3529 for any further information or contact J.R.W. Figiel at ABN AMRO Bank N.V.,
Issuing Institutions/Corporate Actions, phone +31 76 579 9486.

Holders of securities of Baan registered in the United states wishing to take advantage of this offer should contact D.F. King Co., Inc., the information agent for the exit offer in the United States (phone
800-769-6414) to obtain information on how to participate.

Invensys Plc                                     Baan Company NV in liquidatie
Invensys Holdings Ltd.

United States holders should note that the exit offer described above will be made in accordance with Dutch law (including the exemption described above) and will be subject to disclosure and other procedural requirements that are different from those under United States law.

CONTACT:

INVENSYS PLC
Duncan Bonfield                                      +44 (0) 20 7821 3529

BRUNSWICK
Ben Brewerton                                        +44 (0) 20 7404 5959

ABOUT INVENSYS PLC

Invensys plc, the international production technology and energy management Group, specialises in helping companies to improve their efficiency, performance and profitability. Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets, maximise the return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas and chemicals, food beverage and personal healthcare, and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, using innovative technologies to develop systems that improve the efficiency, reliability and security of power supply. The division includes Energy Management Solutions, Appliance and Climate Controls, Global Services, Metering Systems, Powerware and Home Control Systems and focuses on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.